Borosh Consulting, LLC dba Clear Financial Solutions

Helping You Do More of What You Do Well!

515 N. Post Oak Road, Suite 515 Phone 713 780 0806

Houston, TX 77024 Fax 800 861 1175

www.clearfinancials.com E mail steven@clearfinancials.com

August 25, 2021

Oscar Brito

Chief Executive Officer

MetroSpaces, Inc.

1407 Summit Avenue #2

Union City, NJ 07087

Dear Oscar:

It is our understanding that MetroSpaces, Inc. (the “Client” or “MetroSpaces”) would like Borosh Consulting, LLC dba Clear Financial Solutions (the “Firm”), to provide the services of Contract CFO Services (“CFO”) and SEC Preparation (“SEC Prep”) and Bookkeeping Services, as defined in the Existing Agreement. We have prepared this proposal (hereinafter referred to as the “Agreement”) based upon our understanding of your needs. If this Agreement meets with your approval, you will need to sign in the space below demonstrating your acceptance of the terms stated herein.

Standard Billing Rates

You have requested that we perform Contract CFO and SEC Preparation Services for your company. We anticipate that these services will be performed by Steven M. Plumb, CPA, and the Firm’s staff. The standard billing rates for our partners and staff are as follows:

Partner Level	$350 per hour
Manager Level	$275 per hour
Senior Level	$175 per hour
Staff Level	$125 per hour
Bookkeeper	$75 per hour

Expedited Services Premium

If you require services for a project or report that we determine, in our sole discretion, is urgent and requires expedited service, we will charge a premium of 50% over our standard rates for such project or report. Any project or report in which we deem to have received the majority of the relevant data (in our sole opinion) within 20 days of the original deadline for the completion of such report (including extensions) will be subject to such premium assessment.

CFO Services

We will participate in the management of the Company and oversee the financial management of the Client. A member of the firm will sign SEC filings and Alternative Reporting filings as the CFO.

Bookkeeping Services

We will also maintain the original books of entry and general ledgers for the US company. We will reconcile general ledger accounts on a monthly basis.

SEC Prep Services

We will prepare the OTC Markets Quarterly Reports.

Client responsibilities

Client is responsible for the following:

·	Provide timely copies of written contracts and agreements
·	Provide timely copies of documents related to note and equity transactions
·	Provide timely information regarding the purchase or sale of marketable securities
·	Provide Firm with access to bank and brokerage accounts
·	Maintaining complete and accurate board minutes
·	Maintaining copies of material contracts and agreements
·	Provide copies of all press releases for review prior to their release

The Firm will report to Client’s Chief Executive Officer and to the Audit Committee of the Board of Directors. If an Audit Committee is not in place then the Firm will report to the Board of Directors. The Firm has the responsibility, authority and freedom to report to the Audit Committee independent of management.

Please be aware that none of the services provided by the Firm can be relied upon to detect errors, irregularities, or illegal acts that may exist. We will, however, inform the appropriate level of management of any errors, irregularities or illegal acts that come to our attention.

Compensation for Services

We will perform these services as follows:

CFO and Bookkeeping Services $3,500 per month

SEC Prep Services Hourly rates, estimated to be $2,500 per quarterly report and $5,000 per annual report

The annual cost of these services, assuming bookkeeping services are provided to one company, is $54,500, or $4,500 per month. Fees will be billed as follows:

·	$3,500 on the first business day of the month
·	Quarterly and annual reports will be billed as the reports are completed

Firm will also be eligible to receive equity compensation under a mutually agreed upon arrangement.

Client agrees that the initial fee estimate will be evaluated every three months and adjusted by a mutually agreed upon amount based upon the amount of time and effort required to meet Client’s needs. We agree to begin performing services effective September 1, 2021. The amount due upon execution of this agreement is $3,500.

Valuation services and tax return preparation fees are not included in this agreement.

Time is billed in one half-hour increments.

In addition, Client will reimburse Firm for reasonable expenses such as travel, mileage, photocopies, long distance, Edgarizing, Bill.com fees, postage and supplies.

From time to time the Firm may bring business opportunities involving technology or other transactions involving third parties to the attention of the Client. If a transaction occurs as a result of these efforts, the Firm will be paid a fee equal to 7% of the value of the technology or transaction.

Monthly invoices are due on the first of the month and are due via wire transfer. Wire transfer instructions are as follows:

Bank: [redacted]

           [redacted]

           [redacted]

         Phone [redacted]

ABA: [redacted]

A/C #: [redacted]

Account name: [redacted]

If Client fails to pay an invoice within 15 days of the invoice date, Client agrees to pay Firm a late fee of five cents for each dollar past due (not to exceed $125.00) for the purpose of defraying Firm’s expenses incident to handling such delinquency and delinquent payment. In addition, all outstanding balances 31 days and older, will accrue interest at a rate equal to the lesser of 6% per annum, or the maximum lawful rate which may be contracted for, charged, taken, received or reserved in accordance with applicable state and federal law.

(Notwithstanding any other provision of this Agreement, the collection of interest in excess of the maximum amount permitted by federal or state usury laws is not permitted under this Agreement and in the event any such excess interest is contracted for, charged or received under this Agreement, then (a) the provisions of this paragraph shall govern and control, (b) neither Client nor any other person shall be obligated to pay the amount of such interest, (c) any such excess which may have been collected shall be either applied as a credit against the then unpaid amount owing hereunder or refunded to Client, at the Firm’s option; and (d) the effective rate of interest shall be automatically reduced to the maximum lawful rate of interest allowed under the usury laws as now or hereafter in effect and construed by the courts having jurisdiction thereof.)

Confidentiality

As stated above, from time to time the Firm may bring business opportunities involving technology or transactions with third parties to the attention of Client. This information must be treated as confidential by Client and Client may not disclose such information to any other person or entity for a period of three years without the express written consent of the Firm. In addition, Client agrees that any communication by Client regarding the aforementioned technology or transactions must be made solely with the Firm unless the Firm gives Client express written consent to communicate with another.

Each party agrees to keep confidential the proprietary information of the other party that may be learned during the course of providing or receiving services under this Agreement. Firm agrees it will not disclose any proprietary or confidential information disclosed by Client under this Agreement, including Client’s trade secrets, except as necessary to perform Firm’s obligations under this Agreement or as required by law or legal compulsion. The parties’ confidentiality obligations under this paragraph shall survive the termination of this Agreement.

Other

The Firm has not been engaged to provide, nor will it provide, any attestation services, such as auditing, review or compilation services under this Agreement except that Steven M. Plumb has agreed, as CFO of the Company, to execute the Certifications required by Forms 10-K and 10-Q, pursuant to the requirements of the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002, if applicable.

During the term of this Agreement and for a period of two years thereafter, Client and its subsidiaries and affiliates agree not to solicit for employment or outside contracting any employee or contractor of the Firm. For purposes of this paragraph, a Firm employee or contractor includes persons or entities who were employed or engaged by Firm within six (6) months of being solicited, hired or engaged by Client. If a Firm employee or contractor solicits Client for employment, Client must request permission from the Firm before discussing any possible employment opportunities with such Firm employee or contractor. By executing this Agreement below, Client agrees and acknowledges that it would be difficult, if not impossible, to determine the precise amount of damages that Firm will suffer in the event Client or a subsidiary or affiliate of Client solicits or hires an employee or contractor of the Firm. Therefore, Client agrees as follows: a) If Client solicits an employee or contractor of the Firm, but does not hire said employee or contractor, Client will pay the Firm, as liquidated damages, a fee equal to three months of the compensation that was payable by Firm to said employee or contractor, at the rate in effect at the time of solicitation, if employee or contract was then employed or engaged by Firm, and if not, at the rate in effect at the time such employee or contractor left Firm’s employ or engagement, calculated on a full time basis, without regard to whether Firm actually paid or was obligated to pay said employee or contractor full time compensation for a period of three months; b) if Client solicits and hires an employee or contractor of the Firm, or if Client hires an employee or contractor of the Firm without first seeking the Firm’s permission to speak to such contractor or employee, Client will pay the Firm, as liquidated damages, a fee equal to twelve months of the compensation that was payable by Firm to said employee or contractor, at the rate in effect at the time such employee or contractor left Firm’s employ or engagement, calculated on a full time basis, without regard to whether Firm actually paid or was obligated to pay said employee or contractor full time compensation for a period of twelve months; and c) if Client seeks permission to speak to a Firm employee or contractor prior to initiating conversations with said employee or contractor, and Client subsequently hires the Firm employee or contractor, Client will pay Firm, as liquidated damages, a fee equal to nine months of the compensation that was payable by Firm to said employee or contractor at the rate in effect at the time such employee or contractor left Firm’s employ or engagement, calculated on a full time basis, and without regard to whether Firm actually paid or was obligated to pay said employee or contractor full time compensation for a period of nine months.. The parties acknowledge that the amount established in this paragraph as liquidated damages to Firm is reasonable under the circumstances existing at the time of the execution of this Agreement. Any fees due under this clause are payable prior to the first day of employment or engagement of the Firm employee or contractor by Client.

The term of this Agreement shall begin on the date of acceptance below and continue for a period of one year. Unless canceled by either party by written notice sixty (60) days prior to the end of any term of the Agreement, the Agreement will automatically renew for successive twelve (12) month periods based upon Firm’s standard fees schedule at the time of renewal. The retainer paid by Client shall be carried forward through any renewal and applied to the Firm’s final month’s billing. Upon renewal, Firm may require additional amounts to be held as retainer to reflect any increase in Firm’s fees. As used herein, the “term” of this Agreement includes the initial and all renewal terms unless the context requires otherwise.

If the Client cancels the Agreement or fails to perform for any reason, then Client shall pay the Firm damages equal to the balance that it would have paid had the Agreement been fully performed.

If the Firm is unable to perform due to circumstances beyond its control, then the Firm is released from this Agreement and the Firm has no liability under this Agreement. Firm may also terminate this Agreement (i) immediately and without prior notice if Client fails to pay any invoice within 15 days of the due date; (ii) upon 10 days prior written notice of any other breach of this Agreement that remains uncured upon the expiration of such 10 day notice period; and/or (iii) upon 30 days prior written notice, without or without cause.

Guarantee

Firm represents and warrants to Company that all services, work and deliverables to be performed hereunder shall be performed in a professional and workmanlike manner to the highest industry standards. Firm makes no guarantees or representations regarding any particular result or outcome based on services provided.

Other Matters

Client agrees to allow Firm to announce Client as a new client in the Firm’s newsletter.

Based upon the terms and conditions contained in this Agreement, Client is engaging Firm to perform business and management consulting services at such places and times as may be reasonably agreed to by Firm. It is expressly understood and agreed that no provisions of this Agreement, nor any act of the parties, shall be interpreted to create any relationship between Firm and Client other than that of independent contractor.

If the SEC or other government agency makes an investigation of Client or its principals or personnel, or otherwise makes any other inquiry to Firm regarding Client, whether or not Firm's services for Client are the subject matter, in whole or part, of the investigation or inquiry, Client agrees to pay all attorney fees and other expenses incurred by the Firm in connection with such investigation or inquiry. Firm may choose its own attorney(s), and, at Firm's request, Client will pay such attorney(s)' invoices and/or fees directly to such attorney(s).

In the case of a dispute between the parties to this Agreement, such representative as the Client may designate will discuss the disputed items with Firm and attempt to resolve the dispute. If the parties are unable to successfully negotiate a resolution of the disputed matter between themselves, they will submit the matter to mediation prior to commencing any legal action; provided however, that Firm will have no obligation to negotiate or mediate a claim for non-payment prior to bringing suit to collect past due amounts.

If it becomes necessary for Firm to make demand, and/or bring a lawsuit or other action or proceeding, to enforce Client’s obligations under this Agreement, Firm is entitled to recover its reasonable attorney fees and other expenses of enforcement from Client.

Client understands, acknowledges and agrees to the following limitation on damages it may recover from Firm: Client’s maximum recovery from Firm for any loss or damage arising out of, or related, directly or indirectly, to the performance of this Agreement will be limited to the return of the prior one month’s fees paid to Firm. In no event will Firm be liable to Client for any consequential, indirect, exemplary, punitive, or special damages (including without limitation, loss of revenue or anticipated profits) even if Firm has been advised of the possibility of such damages.

The parties agree that this Agreement constitutes the entire Agreement between the Client and the Firm and that it supersedes any and all prior or contemporaneous Agreements between the parties, either written or oral, with respect to the transactions contemplated within this Agreement. This Agreement may be modified or amended only by an instrument in writing and signed by all the parties to this Agreement. Any waiver of the terms and conditions of this Agreement must be in writing and signed by all the parties to this Agreement and any such waiver will not be construed as a waiver of any other terms and conditions of this Agreement. A waiver by either party as to any particular breach will not constitute or be considered as a waiver of any similar or other breach or default thereafter.

The Client expressly understands and agrees that the Firm, or any of its employees, will not be prevented or barred from rendering services of the same nature as or a similar nature to those described in this Agreement, or of any nature whatsoever, for or on behalf of any person, firm, corporation or entity other than the Client regardless of the nature of the business of the other person.. Client agrees that Firm, in its discretion, may employ or retain such others to assist in the rendition of the services to Client as Firm deems advisable, if any.

This Agreement may not be assigned by either party, provided however, that the merger or consolidation of the Firm into or with any other entity shall not be considered an assignment by Firm and shall not terminate this Agreement.

This Agreement is governed exclusively by Texas substantive law without reference to Texas choice of law rules. The parties agree that all disputes arising out of or related to this Agreement must be litigated in the state courts of Harris County, Texas, which the parties agree shall be the exclusive forum for any and all litigation between them. The Client expressly agrees that it is subject to personal jurisdiction in Texas for any and all disputes between the parties. The Client further agrees that subject matter jurisdiction for any and all disputes between the parties lies exclusively in the Texas state courts.

The parties agree that if any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

Any written notice required or permitted by this Agreement will be deemed given (i) upon the date the notice is received if personally delivered or delivered by receipted overnight mail or delivery service; or (ii) five business days after the date of mailing, if deposited in the United States mail, postage prepaid, by certified mail, return receipt requested; and addressed, if to Firm, to the attention of Steven M. Plumb, C.P.A., at the address appearing in the letterhead above, and if to Client, to the attention of the undersigned, at the address appearing above.

The parties agree that facsimile signatures of this Agreement shall be as effective as if originals.

Please indicate your acceptance of the above terms and conditions of our agreement by signing below. A copy is enclosed for your records. If your needs change during the year, the nature of our services can be adjusted appropriately. Likewise, if you have special projects with which we can assist, please let us know. We look forward to a long-term and mutually-beneficial relationship with Metrospaces, Inc..

Sincerely,

Clear Financial Solutions, Inc.

By: /s/ Steven M. Plumb

Steven M. Plumb, CPA

Reviewed and accepted:

Metrospaces, Inc.

By: /s/ Oscar Brito Date August 26, 2021

Oscar Brito

Chief Executive Officer